Exhibit 1U.1

Forge Group, Inc. Announces 1st Quarter 2026 Financial Results

BETHESDA, Maryland, May 15, 2026– Forge Group, Inc. (the “Company”, “we”, “us”, “our”, or “Forge”) (OTC ID: FIGP), a specialist commercial auto insurance business, recently announced its financial results for the three months ended March 31, 2026.

The Company has provided certain selected financial data in the table below for the three months ended March 31, 2026 (“1Q26”) and 2025 (“1Q25”), respectively:

	For the 3 months ended
	March 31,	March 31,
	2026	2025
(dollars in thousands except for per-share items)	(unaudited)	(unaudited)

Gross premiums written	11,457	8,913
Net premiums written	10,700	8,356

Net premiums earned	8,387	7,068
Underwriting income (loss) [1]	(253)	(424)
Operating income (loss) before income taxes [2]	249	60

Operating ratios
Loss ratio [3]	60.2%	60.9%
Expense ratio [4]	42.9%	45.1%
Combined ratio [5]	103.0%	106.0%
Less: Investment ratio [6]	-6.0%	-6.8%
Operating ratio [7]	97.0%	99.2%

GAAP Items
Basic earning per share	$0.58	$(0.16)
Diluted earnings per share	$0.51	$(0.16)

Non-GAAP Items
Adjusted book value per common share equivalent [8]	$23.08	$20.30
Adjusted tangible book value per common share equivalent [9]	$21.04	$18.14
Operating income (loss) before income taxes per common share equivalent [10]	$0.10	0.02

Footnotes

1.

Underwriting income (loss) is a non-GAAP financial metric which measures the pre-tax profitability of our insurance operations before considering investment income. It is derived by subtracting loss and loss adjustment expense and underwriting expenses from net premiums earned.

2.

Operating income (loss) before income taxes is a non-GAAP financial metric which measures the profitability of our insurance operations before considering the impact of net realized and unrealized gains (losses) and income (loss) from real estate operations.

3.	Loss ratio is losses and loss adjustment expenses incurred expressed as a percentage of net premiums earned.
4.	Expense ratio is underwriting expenses expressed as a percentage of net premiums earned.
5.	Combined ratio is the sum of the loss ratio and the expense ratio.
6.	Investment ratio is net investment income expressed as a percentage of net premiums earned.
7.	Operating ratio is the combined ratio minus the investment ratio.
8.

Adjusted book value per common share equivalent is a non-GAAP financial metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.

9.

Adjusted tangible book value per common share equivalent is a non-GAAP financial metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.

10.	Operating income (loss) before income taxes per common share equivalent is a non-GAAP financial metric. See Exhibits for more detail.

1Q26 financial highlights include:

●

Premium revenue. Gross premiums written were $11.5 million in 1Q26, an increase of 28.5% compared to the prior year period. Net premiums written were $10.7 million in 1Q26, an increase of 28.1% compared to the prior year period. Net premiums earned were $8.4 million in 1Q26, an increase of 18.7% compared to the prior year period.

●

Loss ratio. Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 60.2% in 1Q26 compared to 60.9% in the prior year period. As discussed in prior reports, as a small company, our loss ratio will exhibit volatility over shorter (e.g., quarterly) measurement periods.

●	Expense ratio. Our expense ratio was 42.9% in 1Q26, a decrease of 2.3% compared to the prior year period.

●

Combined ratio. Our combined ratio was 103.0% in 1Q26, which represents a decrease of 3.0% compared to the prior year period. As a reminder, a lower combined ratio is better and our goal is to generate a combined ratio of below 100%, thereby producing an underwriting profit.

o

Underwriting income (loss). We reported an underwriting loss of $253 thousand in 1Q26 compared to an underwriting loss of $424 thousand in the prior year period. This represents an improvement of $171 thousand.

●

Operating ratio. Our operating ratio was 97.0% in 1Q26, which represents an improvement of 2.1% compared to the prior year period. The decrease in our operating ratio was primarily driven by the lower combined ratio in 1Q26. Our investment ratio declined in 1Q26 compared to the prior year period as our net investment income (numerator) increased at a slower pace than our net premiums earned (denominator). As a reminder, a lower operating ratio is better and our goal is to continue to generate an operating ratio below 100%, thereby producing an operating profit.

o

Operating income (loss) before income taxes. We reported operating income before income taxes of $249 thousand in 1Q26 compared to $60 thousand in the prior year period. This represents an improvement of $189 thousand. We reported operating income before income taxes per common share equivalent of $0.10 in 1Q26 compared to $0.02 in the prior year period.

●	Diluted earnings per share. We reported diluted earnings per share of $0.51 in 1Q26 compared to ($0.16) in the prior year period.

●

Adjusted book value and tangible book value per common share equivalent. Adjusted book value per common share equivalent (adjusted book value per share) was $23.08 as of March 31, 2026, which represents an increase of 13.7% compared to March 31, 2025. Adjusted tangible book value per common share equivalent (adjusted tangible book value per share) was $21.04 as of March 31, 2026, which represents an increase of 16.0% compared to March 31, 2025.

The Company commented:

We are pleased to report a solid start to 2026. Gross premiums written reached $11.5 million in 1Q26, an increase of 28.5% over 1Q25, while net premiums earned grew 18.7% to $8.4 million. Our combined ratio improved by 3.0 points to 103.0%, reflecting a slightly better loss ratio of 60.2% (versus 60.9% a year ago) and a more meaningful improvement in our expense ratio to 42.9% (down from 45.1%). Pre-tax operating income was $249 thousand, or $0.10 per diluted common share equivalent, compared with $60 thousand, or $0.02 per share, in 1Q25. Diluted earnings per share were $0.51 versus ($0.16) a year ago; this includes a non-cash tax benefit that we discuss in more detail below. As we have noted previously, our quarterly results — particularly the loss ratio — will exhibit some variability given our relatively small size, but the underlying trend remains favorable. We remain focused on profitable premium revenue growth and continued improvement in our operating metrics over time.

As we discussed in our 4Q25 earnings release, we launched our "2.0" agent portal (FIRE 2.0) in late January and are seeing encouraging early results. The upgraded platform has reduced time-to-quote by approximately 50%, which is meaningful given that most of our policies are relatively small – agents ascribe significant value to fast and easy processing. FIRE 2.0 also features expanded self-service capabilities, a streamlined user experience, and integration with data providers for vehicle information pre-fill. We believe FIRE 2.0 will be a meaningful driver of new business growth and renewal business retention going forward.

We continue to make progress expanding in our “small business” segment. Vehicles in the small business segment accounted for approximately 42% of all the vehicles we insured at the end of 1Q26. As a reminder, we believe the small business segment will be the long-term growth engine for the Company. It is a large and, in our view, profitable market, and our technology platform and underwriting approach are well-suited to serve small business owners who need reliable, competitively priced commercial auto coverage.

Stepping back to view the broader market, we want to give shareholders some perspective on the competitive environment. The commercial auto market has grown more competitive over the past 12 months, following several years of “hard market” conditions. Notably, commercial auto profitability improved meaningfully across the industry in 2025: the industry gross combined ratio improved from 109% in 2024 to 104% in 2025, driven entirely by a decline in the industry loss ratio from 85% to 79%, while industry expense ratios held flat at approximately 25%. As profitability has improved, competition has picked up in both the small business and public auto segments. Insurance is a cyclical business, and while market competition has increased, we believe we have a solid book of renewal business and are still small enough to continue to expand at a healthy, yet responsible, pace without sacrificing underwriting profitability.

As mentioned above, our diluted earnings per share were $0.51 in 1Q26 compared to ($0.16) in 1Q25. 1Q26 results include a non-cash tax benefit of approximately $1.5 million related to the release of the Company’s deferred tax asset valuation allowance. In prior years, the Company maintained a full valuation allowance against its deferred tax assets, reflecting its historical cumulative loss position. The Company is no longer in a three-year cumulative loss position, and we expect that it is reasonably likely that we’ll achieve operating profitability prospectively. Based on the combination of these factors, the Company determined that it is more likely than not that the Company’s deferred tax assets – including a §382-limited net operating loss carryforward – will be realized through future taxable earnings. The release of the deferred tax asset valuation allowance is a non-recurring, non-cash accounting adjustment that does not impact cash flows or underlying operating performance.

In summary, the momentum in our business is encouraging. Our premium growth has reaccelerated, our technology platform is materially improved, and we continue to expand in the small business segment. While the competitive environment has intensified, we believe we are well-positioned to continue growing at a responsible pace. We remain focused on executing our long-term plan and appreciate the continued support of our shareholders.

About Forge

Forge Group, Inc. is a commercial auto insurance specialist. We principally focus on delivering commercial auto insurance products to small business owners and operators that operate in (i) certain business class segments and (ii) certain geographic markets in the U.S. Additional information is available on the Company’s website at: www.forgeinsurance.com.

Forward-Looking Statements

This release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as the Company or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe the Company’s business strategy, outlook, objectives, plans, intentions, or goals are also forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. Please review the risks factors and uncertainties identified in the Company’s 2024 Annual Report on Form 1-K, Semi-Annual Reports on Form 1-SA and our other filings with the Securities and Exchange Commission. Any forward-looking statement made by the Company in this document speaks only as of the date of this release. Except as required by applicable law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Note Regarding Financial Measures

Investors should be aware that accounting principles generally accepted in the United States prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when we establish reserves for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

Special Note Regarding Non-GAAP Financial Measures

We believe that the non-GAAP financial measures in this report, including those in the Exhibits, provide important and useful information for our shareholders. We use these non-GAAP measures for internal planning purposes and to evaluate our ongoing operations and performance. These non-GAAP financial measures are presented as supplemental information and not as alternatives to any GAAP financial measures.

Exhibits

Exhibit 1: Simplified Income Statement

The “Simplified Income Statement” exhibit is a non-GAAP presentation of “Net income (loss) attributable to Forge Group, Inc.” and is based on the Company’s Consolidated Statements of Operations and Comprehensive Earnings. This exhibit separates the Company’s core insurance operations (including investment income earned on income-generating securities) from the following other activities and items: real estate operations, the impact of net realized and unrealized gains (losses) on investment securities, and certain non-recurring items.

	For the 3 months ended
	March 31,	March 31,
	2026	2025
(dollars in thousands)	(unaudited)	(unaudited)

Net premiums earned	8,387	7,068

Losses and loss adjustment expenses	5,045	4,303

Policy acquisition costs and other operating expenses	3,538	3,162
Lease expense	13	47
Sublease (income)	-	(35)
Depreciation and amortization (excl. real estate) [1]	67	67
Service fee and other (income) expense	(23)	(52)
Underwriting expenses	3,594	3,189

Underwriting income (loss)	(253)	(424)
Net investment income	501	483
Operating income (loss) before income taxes	249	60
Net realized and unrealized gains (losses) [2]	(275)	(276)
Income (loss) from real estate operations [3]	8	(6)
Income (loss) before income taxes	(19)	(222)
Income tax expense (benefit)	(1,348)	(20)
Net income (loss)	1,329	(202)
Net loss (gain) attributable to noncontrolling interest	0	(5)
Net income (loss) attributable to Forge Group, Inc.	1,330	(208)

Dividends payable to preferred shareholders	117	117
Net income available to common shareholders	1,213	(324)

GAAP Items
Basic weighted-average shares outstanding	2,064	2,048
Basic earnings per share	$0.58	$(0.16)
Diluted weighted-average shares outstanding	2,587	2,048
Diluted earnings per share	$0.51	$(0.16)

Non-GAAP Items
Operating income (loss) before income taxes [4]	249	60
Weighted-average common share equivalents outstanding [5]	2,600	2,558
Operating income (loss) before income taxes per common share equivalent [6]	$0.10	$0.02

Footnotes

1.	Total depreciation and amortization minus depreciation and amortization attributable to real estate.
2.	Net realized investment gains (losses) plus net unrealized gains (losses) on equity securities.
3.

Income from real estate held for investment minus (i) depreciation of real estate held for the production of income, (ii) amortization of leases in place, (iii) amortization of finance costs, (iv) real estate operating expenses, and (v) interest expense.

4.

Operating income (loss) before income taxes is a non-GAAP financial metric which measures the profitability of our insurance operations before considering the impact of net realized and unrealized gains (losses) and income (loss) from real estate operations.

5.

Weighted-average common share equivalents is a non-GAAP measure used as the denominator in computing operating income (loss) before income taxes per common share equivalent. It is calculated as the sum of (i) basic weighted-average shares outstanding, (ii) incremental shares underlying outstanding stock options (using the treasury stock method), (iii) weighted-average common shares underlying unvested restricted stock awards outstanding, and (iv) weighted-average common shares issuable upon conversion of the Company's Series A Preferred Stock. Unlike diluted weighted-average shares outstanding calculated under GAAP, this measure includes all potentially dilutive securities in all periods, including periods in which the Company reports a loss, when such securities would ordinarily be excluded from the GAAP calculation because their inclusion would be anti-dilutive (i.e., would reduce the loss per share). The Company believes that including these securities on a consistent basis provides a meaningful basis for comparison of per-share operating results across reporting periods.

6.

Operating income (loss) before income taxes per common share equivalent is a non-GAAP financial measure calculated by dividing operating income (loss) before income taxes (the numerator) by weighted-average common share equivalents (the denominator, as described in footnote 5). Management uses this measure to evaluate the Company's core insurance underwriting profitability on a per-share basis across reporting periods, without the variability in the share count that would result from excluding anti-dilutive securities under GAAP in loss periods. Because this measure departs from GAAP by including potentially dilutive securities regardless of their anti-dilutive effect, it should not be viewed as a substitute for GAAP diluted earnings (loss) per share and should be considered in conjunction with the Company's GAAP financial results.

Exhibit 2: Adjusted Book Value and Tangible Book Value Per Common Share Equivalent

“Adjusted book value per common share equivalent” and “adjusted tangible book value per common share equivalent” are non-GAAP metrics and are not intended to be an expression of the Company’s opinion of the value of its common stock.

	As of
	March 31,	December 31,	March 31,
(dollars in thousands except for per-share items)	2026	2025	2025

Calculation of Numerators
Total equity	54,528	53,467	47,190
Less: Noncontrolling interest	(706)	(706)	(707)
GAAP book value	53,822	52,761	46,483
Less: Accumulated other comprehensive (income) loss (AOCI)	1,052	776	1,497
GAAP book value excluding AOCI	54,874	53,537	47,980
Add: Theoretical proceeds from exercise of options [1]	1,487	1,282	1,282
Add: Non-GAAP real estate adjustments, net [2]	5,443	5,380	4,665
Adjusted book value (numerator)	61,803	60,199	53,927
Less: Goodwill and other intangibles	(5,475)	(5,542)	(5,742)
Adjusted tangible book value (numerator)	56,329	54,658	48,185

Calculation of Denominator
Common shares outstanding	2,068	2,058	2,058
Common shares issuable upon conversion of Series A Preferred Stock [3]	458	458	458
Common shares underlying restricted stock awards outstanding [4]	13	16	16
Common shares issuable upon exercise of outstanding options [5]	139	124	124
Common share equivalents (denominator)	2,678	2,656	2,656

Non-GAAP Measures
Adjusted book value per common share equivalent [6]	$23.08	$22.66	$20.30
Adjusted tangible book value per common share equivalent [7]	$21.04	$20.58	$18.14

Footnotes

1.	Proceeds that would be received from the exercise of outstanding stock options (vested and unvested).
2.	Intended to represent Company’s interest in real estate investments at historical cost. See Exhibit 3.
3.	Common shares issuable upon conversion of the Company’s Series A Preferred Stock.
4.	Common shares underlying restricted stock awards outstanding (unvested).
5.	Common shares underlying outstanding stock options (vested and unvested).
6.	Adjusted book value (numerator) divided by common share equivalents (denominator).
7.	Adjusted tangible book value (numerator) divided by common share equivalents (denominator).

Exhibit 3: Non-GAAP Real Estate Adjustments

The “Non-GAAP Real Estate Adjustments” contains certain non-GAAP adjustments and metrics intended to present the value of the Company’s interest in its real estate investments at historical cost. These non-GAAP adjustments and metrics are not intended to be an expression of the Company’s opinion of the value of its real estate investments.

	As of
	March 31,	December 31,	March 31,
(dollars in thousands)	2026	2025	2025

Real estate held for the production of income, net	28,165	28,319	28,778
Add: Leases in place	2,038	2,091	2,249
Add: Deferred rent [1]	2,631	2,466	2,596
Real assets (GAAP)	32,834	32,875	33,623
Add: Accumulated depreciation [2]	7,303	7,150	6,691
Add: Accumulated amortization [3]	2,126	2,073	1,915
Less: Deferred rent	(2,631)	(2,466)	(2,596)
Real assets (Non-GAAP) [4]	39,633	39,633	39,633

Notes payable, net (GAAP)	24,854	24,878	25,422
Add: Unamortized finance costs	902	929	956
Notes payable (Non-GAAP) [5]	25,756	25,807	26,379

Net real assets (Non-GAAP) [6]	13,877	13,826	13,254
Less: Net real assets (GAAP) [7]	(7,980)	(7,998)	(8,200)
Non-GAAP adjustments [8]	5,897	5,829	5,054
Less: Noncontrolling interest [9]	(454)	(449)	(389)
Non-GAAP real estate adjustments, net	5,443	5,380	4,665

Footnotes

1.	Cumulative difference between actual cash receipts and rental income recorded on a straight-line basis.
2.	Accumulated depreciation on real estate held for the production of income.
3.	Accumulated amortization on leases in place.
4.	Approximation of total cost basis of real estate investments.
5.	Gross principal amount of notes payable.
6.	Real assets (non-GAAP) minus notes payable (non-GAAP).
7.	Real assets (GAAP) minus notes payable (GAAP).
8.	Difference between non-GAAP and GAAP net real assets
9.	Portion of non-GAAP adjustments attributable to 7.7% owned by operating partner.

Exhibit 4: Consolidated Balance Sheets

Forge Group, Inc. and Subsidiaries
Consolidated Balance Sheets

	As of
	March 31,	December 31,	March 31,
	2026	2025	2025
(dollars in thousands)	(unaudited)	(audited)	(unaudited)

Assets
Investments and cash:
Fixed maturity securities, at fair value	$38,714	$32,840	$32,311
Redeemable preferred stock, at fair value	-	591	981
Perpetual preferred stock, at fair value	-	91	67
Common stock, at fair value	1,610	1,862	1,374
Other invested assets	5,889	5,586	3,799
Real estate held for the production of income, net	28,165	28,319	28,778
Cash and cash equivalents	13,667	19,219	11,626
Restricted cash	259	252	110
Total investments and cash	88,305	88,761	79,045

Accrued investment income	384	310	317
Premium and reinsurance balances receivable	14,243	12,215	12,684
Ceded unearned premiums	265	114	224
Reinsurance balances recoverable on unpaid losses	2,230	3,531	2,097
Deferred policy acquisition costs, net	623	528	554
Deferred rent	2,631	2,466	2,596
Leases in place	2,038	2,091	2,249
Right-of-use asset, net	135	146	46
Goodwill and other intangibles	5,475	5,542	5,742
Federal Income tax receivable	119	281	-
Other assets	4,817	1,804	1,614
Total assets	$121,264	$117,788	$107,167

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjustment expenses	$16,762	$17,232	$13,307
Unearned premium	20,308	17,844	17,069
Reinsurance balances payable	(5)	55	200
Accrued expenses	4,151	3,597	3,009
Notes payable	24,854	24,878	25,422
Defined benefit plan unfunded liability	-	-	(2)
Operating lease liability, net	135	143	263
Other liabilities	530	573	709
Total liabilities	66,735	64,321	59,977

Mezzanine Equity:
Preferred stock, without par value [1]	-	-	-
Additional paid-in capital (Preferred Stock)	5,227	5,227	5,227
Stockholders' Equity:
Common stock, $0.01 par value [2]	21	21	21
Treasury stock	(283)	(283)	(283)
Additional paid-in capital	17,061	16,937	16,802
Unearned employee stock ownership plan shares	(1,218)	(1,218)	(1,421)
Retained earnings	34,065	32,853	27,633
Accumulated other comprehensive income (loss), net of tax	(1,052)	(776)	(1,497)
Noncontrolling interest	706	706	707
Total equity	54,528	53,467	47,190
Total liabilities and equity	$121,264	$117,789	$107,167

Footnotes

1.	1,000,000 shares authorized, 550,000 shares issued and outstanding.
2.	10,000,000 shares authorized, 2,067,531, 2,057,614 and 2,057,614 issued and outstanding, respectively.

Exhibit 5: Consolidated Statements of Earnings and Comprehensive Earnings

Forge Group, Inc. and Subsidiaries
Consolidated Statements of Earnings and Comprehensive Earnings

	For the 3 months ended
	March 31,	March 31,
	2026	2025
(dollars in thousands)	(unaudited)	(unaudited)

Revenues
Net premiums earned	$8,387	$7,068
Income from real estate held for investment	573	546
Net investment income	501	483
Net realized investment gains	380	(19)
Net unrealized gains on equity securities	(655)	(257)
Service fee and other income (expense)	23	52
Total revenues	9,209	7,874

Expenses
Losses and loss adjustment expenses	5,045	4,303
Policy acquisition costs and other operating expenses	3,538	3,162
Depreciation and amortization	300	296
Real estate operating expense	56	47
Interest expense on debt	276	276
Lease expense	13	47
Sublease income	-	(35)
Total expenses	9,228	8,096

Income (loss) before income taxes	(19)	(222)

Income tax expense (benefit)	(1,348)	(20)
Net income (loss)	1,329	(202)
Net loss (gain) attributable to noncontrolling interest	0	(5)
Net income (loss) attributable to Forge Group, Inc.	1,330	(208)

Other comprehensive income (loss), net of tax
Unrealized gains (losses) on AFS securities, net of tax	(355)	217
Reclassification adjustment for losses (gains) included in net income	98	-
Gains (losses) related to defined benefit plan	(19)	-
Total other comprehensive income (loss), net of tax	(276)	217

Total comprehensive income (loss)	1,054	15